(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: June 29, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LEARNING TREE INTERNATIONAL, INC.
Full Name of Registrant

Former Name if Applicable

1805 Library Street
Address of Principal Executive Office (Street and Number)

Reston, VA 20190
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Form 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Learning Tree International, Inc. (“Learning Tree”) requires additional time to prepare and file its Quarterly Report on Form 10-Q for its third quarter ended June 29, 2007. On April 30, 2007, Learning Tree filed its annual report on form 10-K for its fiscal year ended September 29, 2006. On August 1, 2007 Learning Tree filed its form 10-Q for its first quarter ended on December 29, 2006. Learning Tree has not yet filed its quarterly report on Form 10-Q for its second quarter ended on March 30, 2007. Therefore, it is not able to complete the quarterly report on Form 10-Q for its third quarter ended June 29, 2007.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nicholas R. Schacht	(703)	925-7744
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Form 10-Q for the second quarter ending March 30, 2006 has not been filed

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III above.

We anticipate reporting revenues for our second quarter of fiscal year 2007 of approximately $37.3 to $37.7 million, higher than the $34.3 million in our second quarter of our prior year. Revenues in January through March, our second fiscal quarter, are typically lower than revenues in our first quarter because of reduced enrollments during the holiday season just prior to our second quarter, as well as customer tendencies to reduce travel during the winter months, and the beginning of the fiscal year for many of our customers. We expect to report a gross profit as a percentage of revenues of between 53.5% and 54.0% for the three months ended March 30, 2007 compared to 46.8% for our second quarter of fiscal year 2006. This estimated year over year increase in second quarter gross margin percentage is attributable to better scheduling of our courses in our second quarter this year, resulting in fewer classes with low attendance rates and, to a lesser extent, reduced costs associated with our education centers. Gross profit percentage is typically lower than in our second fiscal quarter than in our first fiscal quarter because of reduced revenues and lower education center usage. We expect to report overall operating expenses for our second quarter of fiscal year 2007 of approximately $19.3 million, compared to $20.2 million in the same quarter a year earlier. This projection primarily reflects decreased spending on course development, reduced marketing expenses and reductions in professional fees, partially offset by the effect of changes in foreign exchange rates and increased costs for sales personnel. Based on the above, we anticipate reporting pre-tax income for our fiscal quarter ended March 30, 2007 of between $1.6 and $2.0 million, compared to a (restated) pre-tax loss of $3.3 million in the same quarter of our prior year.

We anticipate reporting that revenues for our third quarter of fiscal year 2007 will be approximately $42.0 to $43.0 million, compared to $41.2 million in our third quarter of the prior year. We expect to report a gross profit percentage of between 55% and 56% for our third quarter of fiscal year 2007 compared with 50.7% in the same period of our prior year. We expect to report our overall operating expenses for our third quarter of fiscal year 2007 of between $19.0 and $19.5 million, compared to (restated) $21.3 million in the same quarter a year earlier. Based on the above, we anticipate reporting pre-tax income for our fiscal quarter ended June 29, 2007 of between $4.6 and $6.1 million, compared to (restated) pre-tax income of $0.6 million in the same quarter of our prior year.

Table of Contents

LEARNING TREE INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 8, 2007	By	/s/ Nicholas R. Schacht
		Name:	Nicholas R. Schacht
		Title	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).